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Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34531

7 Days Group Holdings Limited

10F, 705

GuangzhouDaDaoNan Road

Guangzhou, Guangdong 510290

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

7 Days Group Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press Release, dated March 08, 2012, entitled “7 Days Group Holdings Limited Appoints New Chief Operating Officer”

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EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press Release, dated March 08, 2012, entitled “7 Days Group Holdings Limited Appoints New Chief Operating Officer”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/s/ Eric Haibing Wu
	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: March 15, 2012

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